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Exhibit 99.1

MATERIAL CHANGE REPORT

PURSUANT TO
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(2) OF THE SECURITIES ACT (ALBERTA)
SECTION 84(1) OF THE SECURITIES ACT (SASKATCHEWAN)
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 73 OF THE SECURITIES ACT (QUEBEC)
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA)
SECTION 76(2) OF THE SECURITIES ACT (NEWFOUNDLAND)

ITEM 1:	REPORTING ISSUER

Biovail Corporation 7150 Mississauga Road Mississauga Ontario L5N 8M5

ITEM 2:	DATE OF MATERIAL CHANGE

August 2, 2006

ITEM 3:	PRESS RELEASE

The attached press release was issued by Biovail Corporation on August 2, 2006 respectively.

ITEM 4:	SUMMARY OF MATERIAL CHANGE

Biovail provides comment on a court ruling received from the United States District Court for the Central District of California with respect to an order granting Anchen Pharmaceutical Inc.'s (Anchen) Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case.

ITEM 5:	FULL DESCRIPTION OF MATERIAL CHANGE

See press release attached as schedule A.

ITEM 6:	RELIANCE ON CONFIDENTIALITY SECTION OF THE ACT

Not applicable.

ITEM 7:	OMITTED INFORMATION

Not applicable.

ITEM 8:	SENIOR OFFICER — FOR FURTHER INFORMATION CONTACT:

For further information, contact Ken Howling at 905-286-3000.

ITEM 9:	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

DATED August 10, 2006.

BIOVAIL CORPORATION
By:	/s/ KATHLEEN BROWN Name: Kathleen Brown Title: Vice President, Associate General Counsel

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CONTACT: Kenneth G. Howling
Vice-President, Finance and Corporate Affairs
(905) 286-3000

For Immediate Release:

BIOVAIL COMMENTS ON WELLBUTRIN XL® COURT RULING

TORONTO, Canada, August 2, 2006 — Biovail Corporation (NYSE, TSX: BVF) announced today that on August 1, 2006, in the United States District Court for the Central District of California, Judge James V. Selna issued an order granting Anchen Pharmaceutical Inc.'s (Anchen) Motion for Summary Judgment on the Wellbutrin XL® patent-infringement case, and denied it on the invalidity issue. This ruling becomes final only after the Court has formally issued and entered a Final Order. Judge Selna's order also denied Biovail's Motion for Partial Summary Judgment.

Biovail is reassessing its previously issued financial guidance for 2006, and is assessing the impact the Court's ruling may have on the timing of when Anchen may be in a position to launch a generic version of Wellbutrin XL®. The timing of when Anchen may be in a position to enter the market may be impacted by Biovail's filing of a Motion for Reconsideration with the Court, the Company's open Citizen Petitions, as described below, a recent amendment made by Anchen to its Abbreviated New Drug Application (ANDA), and Anchen's ability to manufacture commercial quantities for the market — among other ongoing and future legal and regulatory actions Biovail may take. Biovail anticipates updating the market with respect to the Company's earnings guidance on August 10, 2006, when Biovail reports its second-quarter 2006 financial results.

On July 21, 2006, Judge Selna issued a tentative ruling in advance of the July 24, 2006, hearing that denied both motions. In the tentative ruling, Judge Selna had ordered the matter to proceed to trial because of material factual disputes in connection with expert testimony, and other evidence, which the Court found necessitated a trial. Biovail believes this reversal of position by the U.S. District Court is contrary to the record and believes, as the Court tentatively concluded, that there are material factual disputes, which require a trial of this matter on the infringement issue. Biovail intends to promptly file a Motion for Reconsideration of this ruling, and challenge the decision by any and all appropriate means, including appeal, if necessary.

Citizen Petitions

In December 2005, Biovail submitted a Citizen Petition with the United States Food and Drug Administration (FDA) to require rigorous bioequivalence testing for generic products that reference Wellbutrin XL® before they can be approved. Biovail has taken this step to protect patients against potentially serious risks (particularly seizures) which are currently disclosed in the approved Wellbutrin XL® labeling, and to ensure that generic versions of Wellbutrin XL® are as safe and effective as the innovator product.

Biovail's petition argues that in order to assess the potential risks of a generic formulation of bupropion extended-release tablets, it is critical that the FDA require that any ANDA for a generic version of Wellbutrin XL® satisfy the following criteria:

  a.
  All bioequivalence trials should calculate and evaluate parameters based on concentrations of the parent drug and active metabolites.

  b.
  Any generic formulation should be shown, based on the above criteria, to be bioequivalent to Wellbutrin XL®, sustained-release, and immediate-release bupropion.

  c.
  The bioequivalence studies described above should be conducted at steady-state evaluating the performance of the dosage form based on a number of metrics, including area under the curve (AUC), maximum concentration (Cmax), and minimum concentration (Cmin).

  d.
  Data using the FDA's in vitro approach for evaluating the effect of alcohol on the performance of the controlled-release dosage form should be required to ensure the absence of "dose dumping" if the drug is consumed with alcohol.

Biovail's fundamental concern in taking this action is to ensure that any generic formulation of Wellbutrin XL® truly is bioequivalent to, and therefore as safe and effective as, its branded product. There are many detailed references, in particular, in the "Warnings" and "Pharmacokinetics" sections in the Wellbutrin XL®-approved product labeling that refer to specific results of scientific findings that are crucial to the safe and effective use of the product. Many of these results were yielded through testing the Wellbutrin XL® product against both the immediate-release and sustained-release formulations of bupropion.

If a generic product is unable to duplicate this labeling for their product, because they have not conducted the requisite testing and studies to ensure that these statements are true for their generic product, then these products cannot truly be characterized as bioequivalent by the FDA or physicians. If this additional testing is not required by the FDA, then consumers cannot then be assured that the generic product will not demonstrate more frequent adverse side effects or potentially serious risks such as seizures. The risk of seizures is particularly of concern if the product is found to dose-dump in certain circumstances, such as when a patient consumes alcohol, resulting in higher concentrations of active ingredient in the system. It is for this reason that Biovail has urged the FDA to respond to its Citizen Petition in an expeditious manner.

On June 7, 2006, the FDA stated that it could not resolve the issues raised by Biovail's Citizen Petition "because it raises complex issues requiring extensive review and analysis by Agency officials."

On March 26, 2003, Biovail submitted a Citizen Petition requesting that the FDA require that an ANDA filer that amends its ANDA, such that its Paragraph IV certification is no longer accurate, to recertify to the NDA holder and patent owner with respect to each such ANDA amendment. As Biovail points out in its Citizen Petition, "the jurisdiction of a Court to adjudicate a potential patent infringement is critically dependent upon the identity and characteristics of the drug product that is the subject of the ANDA." After receiving tentative approval, Anchen filed with the FDA an amendment that Biovail believes reinforces the merits of its Citizen Petition, and that has the potential to ultimately impact the analysis of Anchen's patent infringement.

Background

  •
  Biovail filed a Motion for Partial Summary Judgment on the issue of non-infringement of U.S. Patent No. 6,096,341 (the '341 patent).

  •
  Anchen filed a Motion for Summary Judgment on the issues of non-infringement and invalidity of the '341 patent.

  •
  These motions were combined for a hearing set for July 24, 2006, in the U.S. District Court for the Central District of California, Santa Ana, before the Honorable James V. Selna, U.S. District Judge.

  •
  On July 21, 2006, Judge Selna issued a tentative ruling that denied both motions and tentatively ordered the matter to proceed to trial because of material factual disputes in connection with expert testimony and other evidence, which the Court found necessitated a trial. On the four infringement issues associated with the '341 patent, the Court tentatively found in favor of Biovail on three of the four issues, but found that the fourth issue, namely, the "free of stabilizer" limitation of the patent, was in dispute, and required a trial. Judge Selna's tentative opinion was approximately 40 pages long. The three issues which Judge Selna tentatively found in favor of Biovail on the infringement controversy were the issues of free of pore-forming agent, dissolution profile, and comprising from 50 mg to 400 mg bupropion hydrochloride, concluding that Anchen's product met each of these limitations of the '341 patent. Judge Selna also found that the invalidity arguments were in dispute on multiple grounds and required a trial.

  •
  On July 24, 2006, a public hearing was held on the motions, and all aspects of the tentative decision were discussed by the parties on the public record, including the trial judge's tentative conclusions. At the conclusion of the hearing, the Court stated that if the final order were issued in a form substantially similar to the tentative that the trial would proceed on September 12, 2006. The Court then took both motions under submission.

  •
  On July 28, 2006, Judge Selna issued an order setting the matter down for trial on September 12, 2006, and issued various filing deadlines in connection with the scheduled trial.

  •
  On August 1, 2006, Judge Selna issued an order setting the matter down for a status conference on August 14, 2006, with a status conference report to be filed by August 9, 2006.

  •
  Later on August 1, 2006, Judge Selna issued an order granting Anchen's Motion for Summary Judgment on the infringement issue, and denying it on the invalidity issue. The order also denied Biovail's Motion for Summary Judgment. In all material respects, the final order issued by the Court was the same as the tentative, with the exception of the free of stabilizer limitation of the '341 patent. In the tentative order, as discussed at the hearing on July 24, the Court concluded that there was a genuine issue of material fact with respect to this limitation, and ordered the matter to proceed to trial. However, in the Final Order, the Court reversed its tentative order, concluded there was no material factual dispute on the free of stabilizer limitation, and granted Summary Judgment in favor of Anchen on the infringement claim.

  •
  The final order is 42 pages long; it resolves three of the four limitations of the '341 patent in Biovail's favor, as did the tentative order, and denies Anchen Summary Judgment on invalidity grounds.

Caution Regarding Forward-Looking Information and "Safe Harbor" Statement Under the Private Securities Litigation Reform Act of 1995

To the extent any statements made in this release contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and may be forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to, among other things, our objectives, goals, targets, strategies, intentions, plans, beliefs, estimates and outlook, including, without limitation, concerning the Company's guidance for 2006 in respect of its revenues, gross margins on product sales, certain expenses, EPS and cash flows from operations, and can generally be identified by the use of words such as "guidance," "believe," "anticipate," "expect," "intend," "plan," "will," "may" and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements.

Although Biovail believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations are outlined in the body of this news release, and also include, among other things: the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Ontario Securities Commission, as well as the Company's ability to anticipate and manage the risks associated with the foregoing. Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this news release, as well as under the heading "Risk Factors" contained in Item 3(D) of Biovail's most recent Annual Report on Form 20-F.

The Company cautions that the foregoing list of important factors that may affect future results is not exhaustive. When relying on Biovail's forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Biovail undertakes no obligation to update or revise any forward-looking statement.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company's Web site at www.biovail.com.

For further information, please contact Ken Howling at 905-286-3000 or send inquiries to ir@biovail.com.

Source: Biovail Corporation

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BIOVAIL COMMENTS ON WELLBUTRIN XL® COURT RULING